FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38, Piraeus, Greece
July 11, 2007
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Linda Cvrkel

Re:	FreeSeas Inc.
Form 20-F for the year ended December 31, 2006
Filed May 17, 2007
File No. 000-51672
Dear Ms. Cvrkel:
     On behalf of FreeSeas Inc., a Marshall Islands company (“FreeSeas”), I am submitting the following responses to the comment letter dated June 27, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission. The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter.
Annual Report on Form 20-F for the year ended December 31, 2006
Front Cover
1.	Comment: Please note the Commission File Number for your Form 20-F is 000-51672. Please revise future filings accordingly.

Response: We will reflect FreeSeas’ file number under the Securities Exchange Act of 1934 (the “1934 Act”) on all future 1934 Act filings.
Operating and Financial Review and Prospects, page 25
Important Factors Affecting our Results of Operations, page 28
2.	Comment: We note the disclosure of the key performance indicators calendar days, available days, fleet utilization, and spot charter rates. Please revise future filings to expand your disclosures to provide a quantitative analysis of how the company is performing against these measures and include details on the scales used to determine the company’s performance using these measures. Refer to SEC Release No. 33-8350.

U.S. Securities and Exchange Commission
July 11, 2007

Response: We will revise future filings by expanding our disclosure to provide a quantitative analysis of how the company is performing against its key performance measures including discussion and disclosure of the relative detail as per SEC Release No. 33-8350 guidance.
Critical Accounting Policies, page 36
Deferred dry-dock and special survey costs, page 37
3.	Comment: Your disclosure indicates that you capitalize the cost of fuel consumed between the vessel’s last discharge port prior to the dry-docking and the cost of hiring riding crews to effect repairs on a vessel and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or costs of the dry-docking. Please provide us with further details concerning the nature of these expenses, as it is SEC staff position that indirect costs associated with dry-docking should be expensed as incurred as they do not provide any future economic benefit and therefore do not meet the definition of an asset under CON 6. Cost of fuel to the dry-docking location is such an expense. Furthermore, it is staff position that if costs do not significantly improve or extend the life of the vessel, they should not be capitalized. You should include why the repairs in anticipation of dry-docking significantly improve or extend the life of the vessel. We may have further comment upon receipt of your response.

Response: For the years ended December 31, 2004, 2005 and 2006 we did not include any indirect costs in incurred and recorded dry-docking expenses (such as fuel consumed while sailing to the dry dock, hiring riding crews for repairs made prior to dry-docking or routine maintenance works). We have historically, and will continue in the future, to comply with the Staff’s view that indirect costs associated with dry-docking should be expensed as incurred and not capitalized, and we will clarify the wording of our critical accounting policy as per attached Exhibit A in our future filings.
Accounting for revenue and expenses, page 37
4.	Comment: Reference is made to your critical accounting policy regarding the accounting for revenues and expenses on page 37. You indicate in your policy that revenues and expenses from each time charter are accounted for on an accrual basis. More specifically on page 38, you disclose that vessel operating expenses are accounted for on an accrual and certain vessel operating expenses payable by you are estimated and accrued for at period end. In this regard, please explain to us how your accounting treatment for the recognition of vessel operating expenses under such method rather than on an as incurred basis complies with the guidance and methods prescribed in EITF No. 91-9. Also, please tell us and disclose whether accounting for vessel operating expenses on an as incurred basis rather than under your current method would result in a material impact to the financial statements for any of the annual periods presented and provide us with the analysis which supports your conclusions. We may have further comment upon receipt of your response.

Response: FreeSeas advises the Staff that our current accounting policy regarding accounting for revenues and expenses is consistent with FASB Concepts Statement No. 5 “Recognition and Measurement in Financial Statements of Business Enterprises,” inasmuch as FreeSeas: (i) allocates revenue between reporting periods based on relative freight transit time in the reporting period, and (ii) recognizes operating expenses as incurred. We believe that this is in conformity with Method 5 as outlined in EITF No. 91-9, “Revenue and Expense Recognition for Freight Services in Process.”

U.S. Securities and Exchange Commission
July 11, 2007

For goods and services that have been incurred, but we have not received an invoice, we accrue a liability. The liability is estimated based on purchase orders issued, indicating the agreed costs and choice of supplier for the relative goods and services.

As of December 31, 2006 and 2005, the amount of vessel operating expenses incurred and accrued amounted to $142,834 and $14,679, respectively.
Item 7. Major Shareholders and Related Party Transactions, page 42
B. Related Party Transactions, page 43
5.	Comment: Reference is made to the last two paragraphs located on page 43. We note from your disclosures that during February 2007 you entered into a service agreement to pay Free Bulkers one-half of the rents due from Free Bulkers to the lessor of your current office space. Further, you also agreed to reimburse Free Bulkers for the actual amounts expended during the fiscal year ended December 31, 2006 for certain accounting services, and entered into a service agreement with Free Bulkers to provide you with certain accounting services for the year ended December 31, 2007. In this regard, please explain to us how such costs related to the rental of office space and accounting services were previously accounted for within your financial statements for fiscal 2006. If you believe no accounting was required, please explain why and provide us with the basis for your conclusions. We may have further comment upon receipt of your response.

Response: FreeSeas advises the Staff that we have historically been provided with a small office space by Free Bulkers, S.A. (“Free Bulkers”) at no cost. The amount of space utilized by FreeSeas would amount to annual rent of approximately $4,800 based on current market rates in an arms’ length transaction, which we believe is immaterial to our financial statements.

The accounting services provided by Free Bulkers under the vessels’ management agreement (for a flat fee per vessel per month) covers only the maintenance of accounting records of each vessel’s income and expenses but not the consolidated financial statements of FreeSeas. Services provided by Free Bulkers related to the consolidation of financial statements and other financial reporting obligations of FreeSeas were paid as incurred and recorded in Freeseas’ General and Administrative Expenses in fiscal 2006.
C. Material Contracts, page 46
Promissory Note dated May 7, 2007 from FreeSeas Inc. to FS Holdings Limited, page 46
6.	Comment: Please tell us and revise future filings to discuss your planned accounting treatment for the warrants that will be issued at an exercise price of $5 per share in the event your draw down on the loan from FS Holdings Limited, including any recognition for such warrants within your financial statements.

Response: FreeSeas advises the Staff that we plan on accounting for the warrants issued to FS Holdings Limited upon our draw down of funds, as follows:

U.S. Securities and Exchange Commission
July 11, 2007

Allocation of Proceeds between Note and Warrants

Based on consideration of EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, Potentially Settled in, a Company’s Own Stock” (“EITF No. 00-19”), specifically paragraphs .12 through .32, FreeSeas believes that the warrants qualify for equity classification. As such, the warrants will be accounted for in accordance with APB 14, “Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants” paragraph 16. The proceeds from the sale of debt with stock purchase warrants will be allocated to the two elements for accounting purposes. This allocation results from the separability of the debt and the warrants. The allocation will be based on the relative fair values of the debt security without the warrants and of the warrants themselves at time of issuance. The portion of the proceeds so allocated to the warrants will be accounted for as paid-in capital. The remainder of the proceeds will be allocated to the debt security portion of the transaction. We anticipate this will result in issuing the debt security at a discount. The discount will be amortized over the life of the note into interest expense using the effective interest rate method.

Cashless Exercise

The warrants contain a cashless exercise provision whereby the lender/warrant holder can exercise the warrants without delivering cash and instead can use shares of common stock in payment of the exercise price. Although FreeSeas has granted certain registration rights to the warrant holder relating to the resale of the underlying shares of common stock, the warrants do not have a provision requiring a net cash settlement in the event FreeSeas is unable to deliver shares upon exercise. On the contrary, there is a provision that states that if FreeSeas is unable to deliver warrant shares pursuant to the terms of the warrant certificate, FreeSeas shall have no obligation to pay the holder any cash or otherwise “net cash settle” the warrant certificate. Therefore the warrants will be classified as equity.

Registration of Shares

The accounting for the registration of the shares falls under accounting literature of EITF No. 00-19 and more recently FSP EITF No. 00-19-2, “Accounting for Registration Payments.” The warrants provide the holder with certain demand and piggyback registration rights. The holder is not entitled to liquidated damages or other penalties in the event that FreeSeas is unable to fulfill its registration obligations; therefore, we believe that no accrual with respect to the registration rights process is required under EITF No. 00-19 or FSP EITF 00-19-2.

Anti-Dilution Provisions

The warrants are subject to anti-dilution protection in relation to the issuance by FreeSeas of any additional shares. In addition to a weighted-average adjustment resulting from specified issuances of securities by FreeSeas, the warrants also provide for adjustment upon corporate events such as a merger or reclassification of FreeSeas’ shares, or a stock split declared on or stock dividends paid on FreeSeas’ shares. All of these events would be in the control of FreeSeas and, therefore, this would not trigger liability accounting under EITF 00-19.

U.S. Securities and Exchange Commission
July 11, 2007

As of July 1, 2007, FreeSeas had approximately 6,290,100 shares of common stock outstanding out of 40,000,000 authorized shares. FreeSeas has approximately 5,232,500 shares of common stock reserved for issuance upon the exercise of various options and warrants, including the warrants held by FS Holdings Limited. FreeSeas, therefore, has ample shares of common stock reserved for issuance with respect to the 700,000 shares of common stock subject to the warrants held by FS Holdings Limited.

FreeSeas will reflect the foregoing accounting treatment in its future filings.
Controls and Procedures, page 51
7.	Comment: We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within the 90-day period preceding the filing date of your annual report. Please revise future filings to disclose management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 15(a) of Form 20-F and Part III F of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238 .

Response: FreeSeas advises the Staff that we will revise future filings to indicate that our evaluation of the effectiveness of our disclosure controls and procedures was performed as of the end of the period covered by the annual report.
Notes to the Consolidated Financial Statements, page F-6
Note 2. Significant Accounting Policies, page F-6
Insurance Claims, page F-7
8.	Comment: Please tell us and revise future filings to disclose your accounting policy for when you believe it is appropriate to record a receivable in your financial statements for insurance claim recoveries. Your response to us should include how you determine when the collection of an insurance claim is probable and how such amounts are classified in your statement of operations. We may have further comment upon receipt of your response.

Response: FreeSeas advises the Staff that insurance claim recoveries receivable are recorded, net of any deductible amounts, at the time when the fixed asset suffers the insured damages and the damage is quantified by the insurance adjuster’s preliminary report or when crew medical expenses are incurred and management believes that recovery of an insurance claim is probable. The non recoverable amounts are classified as operating expenses in our statement of operations. Probability of recovery of a receivable is determined on the basis of the nature of the loss or damage covered by the policy, the history of recoverability of such claims in the past and the receipt of the adjuster’s preliminary report on the quantification of the loss. FreeSeas pays the vendors involved in remedying the insured damage, submits claim documentation and upon collection offsets the receivable. As of December 31, 2006, FreeSeas had recorded an insurance claims receivable of $485,000 with this method. As of the date of this letter, FreeSeas’ insurance claims’ outstanding balance receivable amounts to $218,610 and is considered collectable within the 2007 fiscal year.

U.S. Securities and Exchange Commission
July 11, 2007

     As requested by the Staff, FreeSeas acknowledges that: (i) it is responsible for the adequacy and the accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) FreeSeas may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call me at 011-30-210-4528-770, or contact Jeff Robinson of Broad and Cassel, our U.S. securities counsel, at 305-373-9414, if you require any additional information or would like to discuss the responses provided in this letter.
Very truly yours,
/s/ Dimitris D. Papadopoulos
Dimitris D. Papadopoulos
Chief Financial Officer

U.S. Securities and Exchange Commission
July 11, 2007

EXHIBIT A
     Deferred dry-dock and special survey costs. Our vessels are required to be dry-docked approximately twice in any 60 month period for major repairs and maintenance that cannot be performed while the vessels are operating. The vessels are required to undergo special surveys every 60 months that occasionally coincide with dry-docking due dates, in which case the procedures are combined in a cost efficient-manner. We follow the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and amortized on a straight line basis over the period through the date the next dry-docking or special survey becomes due. If a special survey or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.
Costs capitalized as part of the dry dock include all works required by the vessel’s Classification Societies which may consist of actual costs incurred at the dry-dock yard, including but not limited to, dry-dock dues and general services for vessel preparation, coating of water ballast tanks, cargo holds, steelworks, piping works and valves, machinery works and electrical works.
All works which may be carried out during dry-dock time for routine maintenance according to the Company’s planned maintenance program and not required by the vessel’s Classification Societies are not capitalized but expensed as incurred. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of resulting gain or loss in the year of the vessel’s sale.